MAN-GLENWOOD LEXINGTON, LLC

MAN-GLENWOOD LEXINGTON TEI, LLC
MAN-GLENWOOD LEXINGTON ASSOCIATES PORTFOLIO, LLC

Certificate of Secretary

THE UNDERSIGNED, Kirsten Ganschow, Secretary of Man-Glenwood Lexington, LLC, Man-Glenwood Lexington TEI, LLC, and Man-Glenwood Lexington Associates Portfolio, LLC, each a Delaware limited liability company (the “Funds”), certifies that the following resolutions were duly adopted by the Board of each fund, including a majority of the Managers who are not “interested persons,” at a meeting held on January 16, 2009.

APPROVAL OF JOINT FIDELITY BOND AND JOINT INSURED FIDELITY BOND AGREEMENT

VOTED:

That the Board finds that the participation in the Joint Fidelity Bond is in the best interests of the Funds and that the proper officers be, and they hereby are, authorized to execute, with the advice of legal counsel to the Funds, a Joint Fidelity Bond on behalf of the Funds in the amount of [$1.25] million.

VOTED:

That the Board finds that the premium is fair and reasonable provided that the allocation of the premium be in accordance with a formula under which each of the Funds pays no more than its pro rata share of the premium based on relative asset size and, in any event, each of the Funds would pay no more than the premiums of an individual policy and no more than the share of the joint premiums based on the relative premiums which would apply to individual policies obtained by the Funds participating in the Joint Fidelity Bond.

VOTED:

That the proper officers of the Funds be, and they hereby are, authorized to execute and deliver an Agreement (attached hereto as Exhibit A) on behalf of the Funds regarding the allocation of premiums for and share of recovery from the Joint Fidelity Bond as required by Rule 17g-1(f) under the Investment Company Act of 1940.

VOTED:	That the officers of the Funds (and Glenwood Capital Investments, L.L.C. on behalf of the LDC) are hereby directed to:

(1) File with the Securities and Exchange Commission (the “SEC”) within 10 days after execution of the fidelity bond or amendment thereof (i) a copy of the bond, (ii) a copy of each resolution of the Board of Managers including a majority of the Managers who are not “interested persons,” approving the amount, type, form and coverage of such bond and the portion of the premium to be paid by the Funds, (iii) a statement showing the amount the Funds would have provided or maintained had they not been named as an insured under a joint insured bond, (iv) a statement as to the period for which the premiums for such bond have been paid, and (v) a copy of each agreement between the Funds and all other named insureds entered into pursuant to Rule 17g-1(f) under the Investment Company Act of 1940, and (vi) a copy of any amendment to such Agreement within 10 days after the execution of such amendment;

(2) File with the SEC, in writing, within five days after the making of a claim under the bond by a Fund, a statement of the nature and amount thereof;

(3) File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of a Fund;

(4) Notify by registered mail each member of the Board of Managers at his or her last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and the settlement of any claims under the bond by a Fund at any time the filings required under (2) and (3) above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.

IN WITNESS WHEREOF, I have hereunto signed my name on February 17, 2009.

/s/ Kirsten Ganschow
Kirsten Ganschow
Secretary